Filed by FoxHollow Technologies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

And deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: FoxHollow Technologies, Inc.

Commission File No.: 000-50998

Dear FoxHollow Employee:

I have some very exciting news to share with you. Today, we announced a definitive agreement by which FoxHollow and ev3 will merge to create a global leader in endovascular devices, with estimated 2007 sales approaching $500 million, and a broad product portfolio to serve the growing markets for vascular disease.

As you may know, ev3 is a global medical device company focused on catheter-based and endovascular technologies for the minimally invasive treatment of vascular disease and disorders. I’ve known Jim Corbett and ev3 for a long time, and I feel confident that we can work together through our combined efforts to maximize the clinical benefit we each have to offer to patients. More information on ev3 is available at www.ev3.net.

Together with ev3, we will become one of the leading companies focused on the treatment of vascular disease and disorders. Our combined scale will create an organization that possesses one of the largest U.S. distribution footprints in endovascular devices with one of the broadest and most technologically advanced product offerings. FoxHollow-ev3’s combined product portfolio will include a wide spectrum of products including atherectomy and thrombectomy, PTA balloons, stents, embolic protection devices, infusion catheters/wires, embolic coils and liquid embolics.

We expect the transaction to close in the fourth quarter of 2007, subject to approval of FoxHollow’s stockholders as well as customary closing conditions and antitrust approvals. Until that time, FoxHollow and ev3 will remain separate companies, and it will be business as usual. I know I can count on you to focus on our objectives and continue serving our customers with the same passion that they’ve come to expect from FoxHollow.

Following the closing of this transaction, Jim Corbett, President and CEO of ev3, will become Chairman and CEO of the combined company, and I will become Vice Chairman and Chief Scientist. The company will be headquartered in Plymouth, Minn., with operating and manufacturing divisions in Irvine and Redwood City, Calif. The company’s principal international office will be in Paris, France.

A copy of the press release we issued today and Q&A, which we hope will answer some of the questions you may have, are attached. We will make every effort to keep you up to date on developments and progress throughout this process. Over the coming weeks, you may be contacted by members of the media, investors or the general public regarding this transaction. Because it is important we speak with one voice, please forward any calls you may receive to Duke Rohlen, President, Strategic Operations at (650) 421-8655 or e-mail him at drohlen@foxhollowtech.com.

I am very proud of our achievements together and thank each of you for your dedication to each other, our customers, our patients, and our company. The good work we do every day enhances the lives of millions of people around the world. I’m confident that with ev3, we can reach new heights to benefit FoxHollow and you – the employees at FoxHollow who are making this possible.

Sincerely,

John Simpson, Ph.D, M.D.

Founder and Chief Executive Officer

Forward-Looking Statements

This communication contains “forward-looking statements” about ev3 and FoxHollow within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving ev3 and FoxHollow, including the potential accretion of the transaction to ev3, potential synergies and cost savings and the timing thereof, future financial and operating results, the expected timing of the completion of the transaction, the combined company’s plans, objectives, expectations and intentions with respect to future operations, products and services; and other statements identified by words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” or words of similar meaning and any other statements that are not historical facts. Such forward-looking statements are based upon the current beliefs and expectations of ev3’s and FoxHollow’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are difficult to predict and generally beyond the control of ev3 and FoxHollow. Actual results may differ materially from the results anticipated in these forward-looking statements.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statement: general business and economic conditions; the ability to obtain governmental approvals of the transaction on a timely basis; the failure of FoxHollow stockholders to approve the transaction; the competitive environment; the failure to realize synergies and cost-savings from the transaction or delay in realization thereof; the businesses of ev3 and FoxHollow may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; and operating costs and business disruption following the merger, including adverse effects on employee retention and on our business relationships with third parties, including physicians, providers and distributors. Additional factors that could cause ev3’s and FoxHollow’s results to differ materially from those described in the forward-looking statements can be found in ev3’s and FoxHollow’s Annual Reports on Form 10-K for the year ended December 31, 2006, and ev3’s Quarterly Report on Form 10-Q for the quarter ended April 1, 2007 and FoxHollow’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, which are filed with the Securities and Exchange Commission and available at the SEC’s web site at www.sec.gov. The information set forth herein speaks only as of the date hereof, and ev3 and FoxHollow disclaim any intention or obligation to update any forward looking statements as a result of developments occurring after the date of this communication.

Important Additional Information for Investors and Stockholders

This communication is being made in respect of the proposed business combination involving ev3 and FoxHollow. In connection with the proposed transaction, ev3 intends to file with the SEC a registration statement on Form S-4, containing an information/proxy statement-prospectus and other relevant materials and each of ev3 and FoxHollow plan to file with the SEC other documents regarding the proposed transaction. The final information/proxy statement-prospectus will be mailed to the stockholders of ev3 and FoxHollow. INVESTORS AND SECURITY HOLDERS OF EV3 AND FOXHOLLOW ARE URGED TO READ THE INFORMATION/PROXY STATEMENT-PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS) AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT EV3, FOXHOLLOW AND THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC by ev3 and FoxHollow at the SEC’s web site at www.sec.gov. Free copies of the registration statement and the information/proxy statement-prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to ev3, Attention: Investor Relations Dept., telephone: (763) 398-7000; or at

ir@ev3.net or to FoxHollow, Attention: Investor Relations Dept., telephone (650) 421-8449, or at investorrelations@foxhollowtech.com. In addition, investors and security holders may access copies of the documents filed with the SEC by ev3 on ev3’s website at www.ev3.net, and investors and security holders may access copies of the documents filed with the SEC by FoxHollow on FoxHollow’s website at www.foxhollowtech.com.

ev3, FoxHollow and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies from the stockholders of FoxHollow in respect of the proposed transaction. Information regarding ev3’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 14, 2007 and the proxy statement for ev3’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 16, 2007. Information regarding FoxHollow’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2006, filed with the SEC on March 13, 2007 and the proxy statement for FoxHollow’s 2007 Annual Meeting of Stockholders, filed with the SEC on April 30, 2007. If and to the extent that any of the ev3 or FoxHollow participants will receive any additional benefits in connection with the merger that are unknown as of the date of this filing, the details of those benefits will be described in the definitive information/proxy statement-prospectus relating to the merger. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of ev3’s and FoxHollow’s directors and executive officers in the merger by reading the definitive information/proxy statement-prospectus when it becomes available.